SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2014

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

Page

Signature Page	3

Form of Proxy Form for the Solicitation of Votes by Independent Non-executive Directors for the First H Shareholders Class Meeting for 2014	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: November 6, 2014	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

PROXY FORM FOR THE SOLICITATION OF VOTES BY INDEPENDENT NON-EXECUTIVE DIRECTORS

FOR THE FIRST H SHAREHOLDERS CLASS MEETING FOR 2014

Number of H shares to which this proxy form relates

I/We                                                                                                                                                       of address/identity card number and shareholder number                                                                 being shareholder/shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding                                H shares of the Company, confirm as the appointing party that I/we, prior to signing this proxy form, have read carefully the full text of the announcement of the Company dated 6 November 2014, which is the Report on the Solicitation of Voting Rights by the Independent Non-executive Directors prepared and published by the Company for the solicitation of votes, the notice of the first H shareholders class meeting for 2014 (the “H Shareholders Class Meeting”) and other relevant documents of the Company, and I/we have been sufficiently informed about the details relating to the solicitation of voting rights. I/we have the right to, prior to registering for the on-site meeting, revoke the appointment of Mr. Jin Mingda under this proxy form or to amend the contents of this proxy form in accordance with procedures specified in the Report on the Solicitation of Voting Rights by the Independent Non-executive Directors.

As the appointing party, I/we hereby appoint Mr. Jin Mingda, an independent non-executive director of the Company, as my/our proxy to attend the 2014 First H Shareholders Class Meeting of the Company (the “H Shareholders Class Meeting”) and to exercise the voting rights in respect of the following matters in accordance with instructions contained herein.

My/our voting instructions in respect of the matters for which votes are being solicited are as follows:

Special Resolutions		For	Against
1	THAT the Share Option Scheme (the terms of which have been set out in a document marked “A,” submitted to the H Shareholders Class Meeting and signed by the chairman of the H Shareholders Class Meeting for identification purposes, and a summary of terms of which, set out according to the structure and terms specified below, is contained in Appendix I to the circular of the Company dated 6 November 2014), be and is hereby approved and adopted:
1.1	the basis for determining the Participants and the scope of the Participants;
1.2	the source and number of the Underlying Shares;
1.3	the Validity Period, the Grant Date, the vesting period, the exercise arrangements and the lock-up provisions under the Scheme;
1.4	the Exercise Price of the Share Options and the basis of determination;
1.5	the conditions of the Grant and the exercise of the Share Options;
1.6	the methods and procedures for adjusting the number and the Exercise Price of the Share Options;
1.7	the accounting policies of the Share Options;
1.8	the procedures of the Grant and the exercise of the Share Options;
1.9	the respective rights and obligations of the Company and the Participants;
1.10	the solutions for special circumstances; and
1.11	the amendments and termination of the Share Option Scheme.

2	THAT the Board be and is hereby authorised to deal with all matters in relation to the Share Option Scheme of the Company. The Board is hereby authorized to conduct, among others, the following:

	(i)	to grant the Share Options to the Participants upon fulfilment of the Conditions of Grant by the Company and the Participants, and to handle all matters necessary in relation to the grant of the Share Options;

	(ii)	to examine and confirm the fulfilment of the effective conditions by the Company and the Participants, and to handle all matters necessary in relation to the exercise of the Share Options by the Participants, including but not limited to determining the exercise prices for each batch of the Share Options in accordance with the Share Option Scheme;

	(iii)	to approve the proposal on share options to be granted in the future, and to handle the corresponding approval processes in accordance with the then prevailing laws, regulations and rules of competent authorities;

	(iv)	to adjust the number of the Share Options, the number of the underlying Shares, the exercise price and etc. in accordance with the provisions of the Share Option Scheme, in the event of any capitalization issue, bonus issue, sub-division or consolidation of Shares or rights issue as specified in the Share Option Scheme;

	(v)	to handle the Share Options (effective or not effective, exercised or outstanding) granted to the Participants in accordance with the provisions of the Share Option Scheme, in the event of such special events as resignation, retirement or death in relation to the Company or the Participants as specified in the Share Option Scheme;

	(vi)	to determine whether to reclaim the benefits obtained from the exercise of the Share Options by the Participants in accordance with the provisions of the Share Option Scheme;

	(vii)	to otherwise manage the Share Option Scheme where necessary;

	(viii)	to carry out any other matters (exclusive of those matters expressly stipulated in relevant documents to be determined or approved by the general meeting) necessary for the Share Option Scheme, including amending the Administrative Measures for Appraisal under the A Share Option Incentive Scheme of the Company;

	(ix)	to handle such processes as approval, registration, filing, verification or consent in relation to the Share Option Scheme with relevant governmental departments or institutions; to execute, perform, amend or complete the documents submitted to the relevant governmental departments, institutions, organizations or individuals; and to conduct all acts, things and matters it deems as necessary, appropriate or advisable in relation to the Share Option Scheme; and

	(x)	The abovementioned authorization to the Board shall be valid as long as the Share Option Scheme is effective.

*	Full text of the above resolutions are set out in the notice of the H Shareholders Class Meeting contained in the circular of the Company dated 6 November 2014. You should refer to the circular before appointing a proxy.

Date:	Signature:

Notes:

1.	Please insert the number of H shares registered in your name(s) to which this proxy form relates. If no number is inserted, this proxy form will be deemed to relate to all the shares in the issued share capital of the Company registered in your name(s).
2.	Please insert the full name(s) (in Chinese or in English, as shown in the register of members of the Company) and registered address(es) in BLOCK LETTERS.
3.	Please fill in the number of shares registered in your name(s).
4.	Note: If you intend to vote for any resolution, please mark “✓” in the “for” column. If you intend to vote against the resolution, please mark “X” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.
5.	This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must either be executed under its common seal or under the hand of a legal representative (person-in-charge) or other attorney duly authorised.

If this proxy form is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign, or other document of authorization, must be notarially certified.

6.	In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarised certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the H Shareholders Class Meeting or any adjournment thereof (as the case may be).
7.	Completion and return of this proxy form will not preclude you from attending and voting at the H Shareholders Class Meeting should you wish to do so.
8.	Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.